SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K

[ X ]	ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

Commission File Number 0-50189

E.	Full title of the plan:

Crown Cork & Seal Company, Inc.
Retirement Thrift Plan

F.	Name of issuer of the securities held pursuant to the plan
and the address of its principal executive office:

CROWN HOLDINGS, INC.
ONE CROWN WAY
PHILADELPHIA, PA 19154-4599

INDEX

Page(s)

Signatures	3

Report of Independent Registered Public Accounting Firm	6

Audited Plan Financial Statements and Schedules in accordance with the Financial Reporting Requirements of ERISA	7 - 13

Exhibit 23 - Consent of Independent Registered Public Accounting Firm	14

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 the Benefit Plans Investment Committee has duly caused this annual report to be signed on its behalf by the undersigned hereto duly authorized.

Crown Cork & Seal Company, Inc.
Retirement Thrift Plan

By:	/s/ Alfred J. Dermody
Alfred J. Dermody
Manager of Budget and Planning

Date: June 25, 2004

CROWN CORK & SEAL COMPANY, INC.

RETIREMENT THRIFT PLAN

Financial Statements as of and for the years ended
December 31, 2003 and 2002

Additional information required for Form 5500
as of December 31, 2003

Crown Cork & Seal Company, Inc.
Retirement Thrift Plan
Table of Contents

Page(s)

Report of Independent Registered Pubic Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits as of December 31, 2003 and 2002	2

Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2003 and 2002	3

Notes to Financial Statements	4 - 6

Additional Information *

Schedule I - Schedule of Assets (Held at End of Year)	7

*	Other supplemental schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
Crown Cork & Seal Company, Inc. Retirement Thrift Plan

     In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Crown Cork & Seal Company, Inc. Retirement Thrift Plan (the “Plan”) at December 31, 2003 and 2002, and the changes in net assets available for benefits for the years ended December 31, 2003 and 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Philadelphia, PA

June 22, 2004

CROWN CORK & SEAL COMPANY, INC.
RETIREMENT THRIFT PLAN
 Statements of Net Assets Available for Benefits

	As of December 31,
	2003		2002

Investments, at fair value
Registered investment companies:
American Century Equity Income Fund	$330,161		$353,003
INVESCO Dynamics Fund	61,872		72,169
T. Rowe Price Equity Income Fund	131,713		101,031
Vanguard 500 Index Fund	26,341,449	*	20,323,277	*
Vanguard Balanced Index Fund	5,763,370	*	4,711,360	*
Vanguard Explorer Fund	7,235,136	*	4,823,028	*
Vanguard Extended Market Index Fund	294,116		23,317
Vanguard International Growth Fund	2,795,247		2,015,300
Vanguard LifeStrategy Conservative Growth Fund	52,309		56,892
Vanguard LifeStrategy Growth Fund	34,167		4,484
Vanguard LifeStrategy Income Fund	31,470		16,327
Vanguard LifeStrategy Moderate Growth Fund	197,764		4,101
Vanguard Total Bond Market Index Fund	5,616,064	*	5,658,114	*

	48,884,838		38,162,403
Vanguard Retirement Savings Trust	20,849,176	*	20,687,368	*
Crown Holdings, Inc. Stock Fund	2,572,691		2,614,683
Participant Loans	1,766,678		1,845,971

Total investments	74,073,383		63,310,425

Receivables

Employer’s contributions	76,563		85,740
Participants’ contributions	322,724		321,639

Total receivables	399,287		407,379

Net assets available for benefits	$74,472,670		$63,717,804

*  Represents 5% or more of net assets available for benefits.

The accompanying notes are an integral part of these financial statements.

CROWN CORK & SEAL COMPANY, INC.
RETIREMENT THRIFT PLAN
 Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2003	2002

Additions
Investment income:
Interest and dividend income, investments	$1,694,002	$2,280,786
Interest income, participant loans	103,970	220,741
Net appreciation / (depreciation) in fair value of investments	9,570,227	(7,721,982)

	11,368,199	(5,220,455)

Contributions:
Employer	1,193,899	1,646,387
Participant	4,209,316	5,872,470

	5,403,215	7,518,857

Total additions	16,771,414	2,298,402

Deductions
Benefits paid to participants	5,996,285	10,687,479
Asset transfers out	-	15,746,391
Administrative expenses	20,263	55,900

Total deductions	6,016,548	26,489,770

Net increase / (decrease)	10,754,866	(24,191,368)

Net assets available for plan benefits:
Beginning of year	63,717,804	87,909,172

End of year	$74,472,670	$63,717,804

The accompanying notes are an integral part of these financial statements.

CROWN CORK & SEAL COMPANY, INC.
RETIREMENT THRIFT PLAN
 Notes to Financial Statements

NOTE 1 — DESCRIPTION OF PLAN

The following description of the Crown Cork & Seal Company, Inc. Retirement Thrift Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a voluntary defined contribution plan, which is designed to provide a convenient method by which eligible employees may save regularly through salary deferrals. Participation in the Plan is determined by an agreement among recognized collective bargaining units and Crown Holdings, Inc. (the “Company”) or as otherwise agreed upon between the Company and non-organized hourly employees. Generally, employees are eligible to participate in the Plan upon date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan is administered by the Crown Cork & Seal Company, Inc. Benefit Plans Committee (the “Committee”). The Committee has appointed Vanguard Fiduciary Trust Company (“VFTC”) as the trustee of the Plan.

The Plan provides certain employees the opportunity to purchase Company stock at a purchase price equal to the closing price on the day of deposit.

During 2002, the Company sold Constar International Inc. As a result of this transaction, participant accounts of Constar employees were transferred out of the Plan on November 20, 2002 in the amount of $15,746,391.

Contributions

Participants may elect to make basic and supplemental contributions (where permitted) each pay period. Contribution amounts are subject to certain limitations, $12,000 in 2003 and $11,000 in 2002, as prescribed by law. Participants direct the investment of their contributions into various investment options offered by the Plan. Basic contributions may be matched by the Company at various rates. Supplemental contributions (where permitted) are not matched by the Company. In addition, certain participants receive fixed contributions from the Company at varying rates. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocation of (a) the Company’s contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching contribution portion of their accounts plus earnings thereon is based on various rates established in the collective bargaining agreements or in the Plan document. A participant becomes 100 percent vested after completing 4 or 5 years of service, as defined.

CROWN CORK & SEAL COMPANY, INC.
RETIREMENT THRIFT PLAN
 Notes to Financial Statements

Participant Loans

The Plan does not generally allow participants to borrow from their accounts. However, in some circumstances participants who are employees of certain divisions of the Company and participants who are former participants of certain plans, which have merged into the Plan, are allowed to borrow from their accounts. Generally, these participants may borrow from their vested accounts a maximum of the lesser of $50,000 or 50% of their account balance. The loans are secured by the balance in the participant’s account and bear interest at prevailing interest rates. Interest rates on loans outstanding as of December 31, 2003 range from 5.0% to 10.5%. Principal and interest are paid ratably through monthly payroll deductions.

Payment of Benefits

On termination of service due to retirement, attainment of age 65, permanent plant shutdown, permanent disability, or death, the participant, or his or her beneficiary, automatically becomes fully vested in the Company contributions. Distributions to participants are generally paid in a lump sum. Certain participants have the option of being paid in monthly installments.

Forfeited Accounts

Total unallocated forfeitures, which will be used to reduce future employer contributions, were $37,146 and $20,740 at December 31, 2003 and 2002, respectively. Forfeitures used to off-set employer contributions in 2003 and 2002 totaled $10,000 and $192,042, respectively.

Plan Termination

The Company reserves the right to retroactively amend or modify any of the provisions of the Plan in any respect in order to qualify or maintain the Plan as a plan meeting the requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”) or any other applicable legislation. Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

NOTE 2 — SUMMARY OF ACCOUNTING POLICIES

The following accounting policies, which conform with accounting principles generally accepted in the United States of America, have been used consistently in the preparation of the Plan’s financial statements:

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

CROWN CORK & SEAL COMPANY, INC.
RETIREMENT THRIFT PLAN
 Notes to Financial Statements

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Units of the Vanguard Retirement Savings Trust (a common/collective trust) are valued at the net asset value of units held by the Plan at year-end. The Company stock fund is valued at its year-end unit closing price (comprised of year-end market price plus uninvested cash position). Participant loans are valued at cost, which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

NOTE 3 — INVESTMENTS

During 2003 and 2002, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in value as follows:

	Year Ended December 31,

	2003	2002

Registered investment companies	$9,250,197	$(10,357,109)
Common stock	320,030	2,635,127

Net appreciation/(depreciation) in fair value of investments	$9,570,227	$(7,721,982)

All investments are participant-directed.

NOTE 4 — RELATED PARTY TRANSACTIONS

The Plan invests in shares of registered investment companies and a common/collective trust managed by an affiliate of VFTC. VFTC acts as trustee for only those investments as defined by the Plan. The Plan also invests in shares of the Company’s stock through the Crown Holdings, Inc. Stock Fund. Transactions in such investments qualify as party-in-interest transactions and are exempt from the prohibited transaction rules.

NOTE 5 — PLAN EXPENSES

All recordkeeping expenses for the administration of the plan, with the exception of certain miscellaneous fees, are paid by the Company.

NOTE 6 — TAX STATUS

The Internal Revenue Service determined and informed the Company by letter dated February 11, 2003 that the Plan was qualified under Internal Revenue Code (“IRC”) Section 401(a). The Company believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Additional Information

Required for Form 5500

CROWN CORK & SEAL COMPANY, INC.
RETIREMENT THRIFT PLAN
 Schedule of Assets (Held at End of Year)
As of December 31, 2003

Crown Cork & Seal Company, Inc. Retirement Thrift Plan, EIN 23-1526444

Form 5500, Schedule H, Part IV, Line i:

	Identity of Issue	Investment Type	Current Value

	American Century Equity Income Fund	Registered Investment Company	$330,161
	INVESCO Dynamics Fund	Registered Investment Company	61,872
	T. Rowe Price Equity Income Fund	Registered Investment Company	131,713
*	Vanguard 500 Index Fund	Registered Investment Company	26,341,449
*	Vanguard Balanced Index Fund	Registered Investment Company	5,763,370
*	Vanguard Explorer Fund	Registered Investment Company	7,235,136
*	Vanguard Extended Marker Index Fund	Registered Investment Company	294,116
*	Vanguard International Growth Fund	Registered Investment Company	2,795,247
*	Vanguard LifeStrategy Conservative Growth Fund	Registered Investment Company	52,309
*	Vanguard LifeStrategy Growth Fund	Registered Investment Company	34,167
*	Vanguard LifeStrategy Income Fund	Registered Investment Company	31,470
*	Vanguard LifeStrategy Moderate Growth Fund	Registered Investment Company	197,764
*	Vanguard Total Bond Market Index Fund	Registered Investment Company	5,616,064
*	Vanguard Retirement Savings Trust	Common / Collective Trust	20,849,176
*	Crown Holdings, Inc. Stock Fund	Common Stock Fund	2,572,691
*	Participant Loans	Participant Loans (5.0% - 10.5%)	1,766,678

Total Assets (Held at End of Year)			$74,073,383

* Party in Interest